United States securities and exchange commission logo





                          December 27, 2021

       Donald Puglisi
       Managing Director
       Technology & Telecommunication Acquisition Corp
       850 Library Ave., Suite 204
       Newark, DE 19711

                                                        Re: Technology &
Telecommunication Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2021
                                                            File No. 333-261822

       Dear Mr. Puglisi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Victor
Rivera Melendez at 202-551-4182 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Mitchell S. Nussbaum